UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 3)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Vincerx Pharma, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

92731L106

(CUSIP Number of Common Stock Underlying Class of Securities)

Ahmed M. Hamdy, M.D.

Chief Executive Officer

Vincerx Pharma, Inc.

260 Sheridan Avenue, Suite 400

Palo Alto, California 94306

(650) 800-6676

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Steven M. Przesmicki, Esq.

Cooley LLP

10265 Science Center Drive

San Diego, California 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to Tender Offer Statement on Schedule TO (this “Final Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Vincerx Pharma, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on August 13, 2024, as amended by Amendment No. 1 to Tender Offer Statement on Schedule TO filed with the SEC on August 19, 2024 and Amendment No. 2 to Tender Offer Statement on Schedule TO filed with the SEC on September 10, 2024 (as amended, the “Schedule TO”), relating to the Offer to Exchange Eligible Options for New Restricted Stock Units dated August 13, 2024 (the “Exchange Offer”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Final Amendment together with the Schedule TO and the Exchange Offer.

This Final Amendment is being filed solely to amend “Item 4. Terms of the Transaction” of the Schedule TO to reflect and report the final results of the Exchange Offer. The information in the Schedule TO, including all schedules and exhibits to the Schedule TO that were previously filed with the Schedule TO, is incorporated herein by reference and, except as specifically set forth herein, this Final Amendment does not modify any of the information previously reported on the Schedule TO.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended to add the following information:

“The Exchange Offer expired at 5:00 p.m. Pacific Time on Friday, September 27, 2024. A total of 1,911,415 Eligible Options, representing approximately 25.8% of all Eligible Options, were validly tendered for New RSUs and not withdrawn prior to the expiration of the Exchange Offer, and accepted by the Company for cancellation. All surrendered options will be cancelled, and a total of 1,470,314 New RSUs will be granted to Eligible Holders, all in accordance with the terms of the Exchange Offer, effective as of the close of trading on Monday, September 30, 2024, which is the first business day following the Expiration Time.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vincerx Pharma, Inc.

By:	/s/ Ahmed M. Hamdy, M.D.
Ahmed M. Hamdy, M.D.
Chief Executive Officer

Dated: September 27, 2024